UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NOODLES & COMPANY

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

65540B105

(CUSIP Number)

David McPherson Catterton-Noodles, LLC c/o Catterton Management Company, L.L.C. 599 West Putnam Avenue Greenwich, CT 06830 Chief Legal Officer (203) 629-4901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65540B105

1	NAME OF REPORTING PERSONS. J. Michael Chu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,186,741*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,186,741*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,186,741*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of (i) 4,222,476 shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Noodles & Company (the “Issuer”) held of record by Catterton-Noodles Holdings, LLC, a Delaware limited liability company (“Catterton Noodles Holdings”), (ii) warrants held by Catterton-Noodles, LLC, a Delaware limited liability company (“Catterton Noodles”), which are immediately exercisable for the purchase of up to 1,913,793 shares of Class A Common Stock at a price per share of $4.35, and (iii) 50,472 shares of Class A Common Stock held of record by Catterton Management Company, L.L.C., a Delaware limited liability company (“Catterton Management”). CP6 Management, L.L.C., a Delaware limited liability company (“CP6”), is the manager of each of Catterton Noodles Holdings and Catterton Noodles. The management of CP6 is controlled by a managing board. J. Michael Chu is a member of the management board of CP6 and Catterton Management. By virtue of these relationships, Mr. Chu may be deemed to share voting and dispositive control over the shares held of record by Catterton Noodles Holdings, Catterton Noodles, and Catterton Management. Mr. Chu disclaims beneficial ownership of any shares of Class A Common Stock held of record or beneficially owned by CP6, Catterton Noodles Holdings, Catterton Noodles, and Catterton Management.

**	The percentage is calculated based upon 46,268,604 outstanding shares of Class A Common Stock, which was derived from the sum of (i) 44,354,811 outstanding shares of Class A Common Stock as disclosed on the cover page of the Issuer’s Form 10-Q for the quarterly period ended June 30, 2020, and (ii) outstanding warrants, which are immediately exercisable for the purchase of up to 1,913,793 shares Class A Common Stock.

CUSIP No. 65540B105

1	NAME OF REPORTING PERSONS. Scott A. Dahnke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,186,741*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,186,741*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,186,741*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of (i) 4,222,476 shares of Class A Common Stock held of record by Catterton-Noodles Holdings, (ii) warrants held by Catterton-Noodles, which are immediately exercisable for the purchase of up to 1,913,793 shares of Class A Common Stock at a price per share of $4.35, and (iii) 50,472 shares of Class A Common Stock held of record by Catterton Management. CP6 Management is the manager of each of Catterton Noodles Holdings and Catterton Noodles. The management of CP6 is controlled by a managing board. Scott A. Dahnke is a member of the management board of CP6 and Catterton Management. By virtue of these relationships, Mr. Dahnke may be deemed to share voting and dispositive control over the shares held of record by Catterton Noodles Holdings, Catterton Noodles, and Catterton Management. Mr. Dahnke disclaims beneficial ownership of any shares of Class A Common Stock held of record or beneficially owned by CP6, Catterton Noodles Holdings, Catterton Noodles, and Catterton Management.

**	The percentage is calculated based upon 46,268,604 outstanding shares of Class A Common Stock, which was derived from the sum of (i) 44,354,811 outstanding shares of Class A Common Stock as disclosed on the cover page of the Issuer’s Form 10-Q for the quarterly period ended June 30, 2020, and (ii) outstanding warrants, which are immediately exercisable for the purchase of up to 1,913,793 shares Class A Common Stock.

CUSIP No. 65540B105

1	NAME OF REPORTING PERSONS. CP6 Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,136,269*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,136,269*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,136,269*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Consists of (i) 4,222,476 shares of Class A Common Stock held of record by Catterton-Noodles Holdings and (ii) warrants held by Catterton-Noodles, which are immediately exercisable for the purchase of up to 1,913,793 shares of Class A Common Stock at a price per share of $4.35.

**	The percentage is calculated based upon 46,268,604 outstanding shares of Class A Common Stock, which was derived from the sum of (i) 44,354,811 outstanding shares of Class A Common Stock as disclosed on the cover page of the Issuer’s Form 10-Q for the quarterly period ended June 30, 2020, and (ii) outstanding warrants, which are immediately exercisable for the purchase of up to 1,913,793 shares Class A Common Stock.

CUSIP No. 65540B105

1	NAME OF REPORTING PERSONS. Catterton-Noodles Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,136,269*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,136,269*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,136,269*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Consists of (i) 4,222,476 shares of Class A Common Stock held of record by Catterton-Noodles Holdings and (ii) warrants held by Catterton Noodles, which are immediately exercisable for the purchase of up to 1,913,793 shares of Class A Common Stock at a price per share of $4.35.

**	The percentage is calculated based upon 46,268,604 outstanding shares of Class A Common Stock, which was derived from the sum of (i) 44,354,811 outstanding shares of Class A Common Stock as disclosed on the cover page of the Issuer’s Form 10-Q for the quarterly period ended June 30, 2020, and (ii) outstanding warrants, which are immediately exercisable for the purchase of up to 1,913,793 shares Class A Common Stock.

CUSIP No. 65540B105

1	NAME OF REPORTING PERSONS. Catterton-Noodles, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,913,793*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,913,793*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,913,793*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Consists of warrants held by Catterton Noodles, which are immediately exercisable for the purchase of up to 1,913,793 shares of Class A Common Stock at a price per share of $4.35.

**	The percentage is calculated based upon 46,268,604 outstanding shares of Class A Common Stock, which was derived from the sum of (i) 44,354,811 outstanding shares of Class A Common Stock as disclosed on the cover page of the Issuer’s Form 10-Q for the quarterly period ended June 30, 2020, and (ii) outstanding warrants, which are immediately exercisable for the purchase of up to 1,913,793 shares Class A Common Stock.

EXPLANATORY NOTE

This Amendment No. 6 (“Amendment No. 6”) amends (i) the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2017 (the “Original Schedule 13D”), (ii) Amendment No. 1 to the Original Schedule 13D filed with the SEC on April 12, 2017 (“Amendment No. 1”), (iii) Amendment No. 2 to the Original Schedule 13D filed with the SEC on July 30, 2018 (“Amendment No. 2”) and (iv) Amendment No. 3 to the Original Schedule 13D filed with the SEC on August 2, 2018 (“Amendment No. 3”); (v) Amendment No. 4 to the Original Schedule 13D filed with the SEC on November 29, 2018 (“Amendment No. 4”); and (vi) Amendment No. 5 to the Original Schedule 13D filed with the SEC on August 19, 2020 (“Amendment No. 5” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the “Schedule 13D”). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 remain in full force and effect, except as specifically amended by this Amendment No. 6. The Schedule 13D relates to shares of the Class A Common Stock of the Issuer. This Amendment No. 6 is being filed to correct a typographical error appearing in Amendment No. 5. Specifically, the number of shares of Class A Common Stock held of record by Catterton Noodles Holdings following the Distribution was 4,222,476 and not 4,606,337. In addition, this Amendment No. 6 updates disclosures about the identity of the reporting persons in Item 2. This Amendment No. 6 does not otherwise amend or update any information in the Schedule 13D.

Item 2. Identity and Background.

(a)           This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)            Catterton-Noodles, LLC, a Delaware limited liability company;

(ii)           Catterton-Noodles Holdings, LLC, a Delaware limited liability company;

(iii)          CP6 Management, L.L.C., a Delaware limited liability company, which serves as the manager of Catterton Noodles and Catterton Noodles Holdings;

(iv)         J. Michael Chu, a citizen of the United States, who is a member of the managing board of CP6 and disclaims beneficial ownership of the shares of Class A Common Stock reported herein; and

(v)          Scott A. Dahnke, a citizen of the United States, who is a member of the managing board of CP6 and disclaims beneficial ownership of the shares of Class A Common Stock reported herein.

(b)         The business address of each of the Reporting Persons is 599 West Putnam Avenue, Greenwich Connecticut 06830.

(c)         The principal business of:  (i) Catterton Noodles is to serve as a private investment vehicle for investment in the Issuer; (ii) Catterton Noodles Holdings is to serve as a private investment vehicle for investment in the Issuer; (iii) CP6 is to serve as the manager of certain private investment vehicles, including Catterton Noodles and Catterton Noodles Holdings; (iv) Mr. Chu, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Management Company, LLC, and participate in the management of its related entities; and (v) Mr. Dahnke, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Management Company, LLC, and participate in the management of its related entities.

(d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          The places of organization or citizen of each of the Reporting Persons, as applicable, are listed in paragraph (a) of this Item 2.

Item 5. Interest in Securities of the Issuer.

(a)-(c)	On August 17, 2020, Catterton Noodles made a pro rata distribution of 6,224,987 shares of Class A Common Stock, constituting all of the shares of Class A Common Stock for which it was the holder of record, to its members (the “Distribution”).

Upon completion of the Distribution, Catterton Noodles Holdings is the record holder of 4,222,476 shares of Class A Common Stock and Catterton Noodles holds warrants that are immediately exercisable for the purchase of up to 1,913,793 shares of Class A Common Stock at a price per share of $4.35.

Catterton Noodles Holdings is the sole member of Catterton Noodles. By virtue of this relationship, Catterton Noodles Holdings is deemed to beneficially own 6,136,269 shares of Class A Common Stock in the aggregate, including the shares held of record by Catterton-Noodles Holdings and the warrants held by Catterton Noodles.

CP6 is the manager of each of Catterton Noodles Holdings and Catterton Noodles. By virtue of these relationships, CP6 is deemed to beneficially own 6,136,269 shares of Class A Common Stock in the aggregate, including the shares held of record by Catterton-Noodles Holdings and the warrants held by Catterton Noodles.

The management of CP6 and Catterton Management is controlled by a managing board. J. Michael Chu and Scott A. Dahnke are members of the management board. By virtue of these relationship, Mr. Chu and Mr. Dahnke may be deemed to share voting and dispositive control over the shares held of record by Catterton Noodles Holdings and the shares issuable upon exercise of the warrants held by Catterton Noodles. In addition, Mr. Chu and Mr. Dahnke may be deemed to beneficially own an additional 50,472 shares of Class A Common Stock directly owned by Catterton Management. As a result, Mr. Chu and Mr. Dahnke may be deemed to beneficially own 6,186,741 shares of Class A Common Stock in the aggregate. Mr. Chu and Mr. Dahnke disclaim beneficial ownership of any shares of Class A Common Stock held of record or beneficially owned by CP6, Catterton Management, Catterton Noodles Holdings and Catterton Noodles.

Based on 46,268,604 outstanding shares of Class A Common Stock, which was derived from the sum of (i) 44,354,811 outstanding shares of Class A Common Stock as disclosed on the cover page of the Issuer’s Form 10-Q for the quarterly period ended June 30, 2020 and (ii) outstanding warrants, which are immediately exercisable for 1,913,793 shares Class A Common Stock, (A) Catterton Noodles beneficially owned shares of Class A Common Stock representing approximately 4.1% of the Class A Common Stock, (B) Catterton Noodles Holdings and CP6 beneficially owned shares of Class A Common Stock representing approximately 13.3% of the Class A Common Stock and (C) Mr. Chu and Mr. Dahnke may be deemed to have beneficially owned shares of Class A Common Stock representing approximately 13.4% of the Class A Common Stock.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2020

J. Michael Chu

By:	/s/ J. Michael Chu

Scott A. Dahnke

By:	/s/ Scott A. Dahnke

CP6 Management, L.L.C.

By:	/s/ Scott A. Dahnke
	Name:	Scott A. Dahnke
	Title:	Authorized Person

Catterton-Noodles Holdings, LLC

By:	/s/ Scott A. Dahnke
	Name:	Scott A. Dahnke
	Title:	Authorized Person

Catterton-Noodles, LLC

By:	/s/ Scott A. Dahnke
	Name:	Scott A. Dahnke
	Title:	Authorized Person